SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2020

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein

99.1	Magic to Announce Fourth Quarter and Full Year 2019 Financial Results on March 9, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2020

By:	/s/ Amit Birk
Amit Birk
VP, General Counsel

2

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Magic to Announce Fourth Quarter and Full Year 2019 Financial Results on March 9, 2020

3

Exhibit 99.1

PRESS RELEASE

Magic Reports Fourth Quarter and Full Year 2019 Financial Results with Record-Breaking Annual Revenues of $325.6 million - a 15% Year Over Year Increase

Operating income for the year increased 6% year over year to $33.6 million; Non-GAAP operating income for the year increased 11% year over year to $43.9 million

Or Yehuda, Israel, March 9, 2020 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platform solutions and IT consulting services, announced today its financial results for the fourth quarter and full year ended December 31, 2019.

Financial Highlights for the Fourth Quarter Ended December 31, 2019

●

Revenues for the fourth quarter increased 26% to $90.9 million compared to $72.3 million in the same period last year.

●	Operating income for the fourth quarter increased 3% to $8.7 million compared to $8.4 million in the same period last year.

●	Non-GAAP operating income for the fourth quarter increased 14% to $11.4 million compared to $10.0 million in the same period last year.

●

Net income attributable to Magic's shareholders for the fourth quarter increased by 13% to $5.1 million, or loss of $0.03 per fully diluted share, compared to $4.5 million, or $0.06 per fully diluted share in the same period last year. Earnings per share for the fourth quarter of 2019 and 2018 were negatively impacted by accretion charges of $6.4 million and $1.5 million, respectively, with respect to change in the value of outstanding put options of redeemable non-controlling interests.

The Company classifies redeemable non-controlling interests as mezzanine equity, separate from permanent equity on the consolidated balance sheets and measures it at each reporting period at the higher of its redemption amount or the non-controlling interest book value. The changes in the redemption value measured on each reporting period is reported as part of the retained earnings and allocated to earnings for the purpose of calculating the company’s net income attributable to Magic’s shareholders per share.

Excluding the negative impact in the amount of charge with respect to the value of outstanding put options of redeemable non-controlling interests, earnings per share for the fourth quarter was $0.10 per fully diluted share compared to $0.09 per fully diluted share in the same period last year.

●

Non-GAAP net income attributable to Magic’s shareholders for the fourth quarter increased 10% to $6.3 million, or $0.13 per fully diluted share, compared to $5.7 million, or $0.12 per fully diluted share, in the same period last year.

Financial Highlights for the year Ended December 31, 2019

●	Revenues for the year increased 15% to $325.6 million compared to $284.4 million in the same period last year.

●	Operating income for the year increased 6% to $33.7 million compared to $31.7 million in the same period last year.

●	Non-GAAP net income for the year increased 10% to $28.2 million compared to $25.7 million in the same period last year.

●

Net income attributable to Magic's shareholders for the year increased by 2% to $20.3 million, or $0.26 per fully diluted share, compared to $19.9 million, or $0.39 per fully diluted share in the same period last year. Earnings per share for the year was negatively impacted by an accretion of a $7.5 million charge relating to the value of outstanding put options of redeemable non-controlling interests. The earnings per share for the year ended December 31, 2018 was negatively impacted by an accretion of a $1.7 million charge in the value of outstanding put options of redeemable non-controlling interests.

Excluding the negative impact in the value of outstanding put options of redeemable non-controlling interests, earnings per share for the year was $0.41 per fully diluted share compared to $0.43 per fully diluted share in the same period last year.

●

Non-GAAP net income attributable to Magic's shareholders for the year increased 10% to $28.2 million, or $0.58 per fully diluted share, compared to $25.7 million, or $0.55 per fully diluted share, in the same period last year. Earnings per share for the year were negatively impacted by $0.04 per fully diluted share compared to the same period last year as a consequence of the Company’s private placement of 4.3 million shares in the third quarter of 2018 to Israeli institutional investors.

●

Cash flow from operating activities for the year amounted to $45.9 million compared to $24.0 million in the same period last year.

●	As of December 31, 2019, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities, offset by short and long-term financial liabilities amounted to $97.8 million.

●

Magic is providing revenue guidance for 2020 of between $360 million to $370 million, reflecting annual growth of 10.6% to 13.6%; such guidance may be affected by the potential impact of the Coronavirus on the Company and its customers

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“Magic finished 2019 on a very strong note with fourth quarter revenue reaching a record high of $90.9 million, and non-GAAP operating income of $11.4 million. For the full year, it was a strong year of execution on many fronts as we advanced our business globally, growing revenue by 14.5% year over year to $325.6 million above the high end of the annual guidance range,” stated Guy Bernstein. CEO, Magic.

Conference Call Details

Magic’s management will host a conference call on Monday, March 9, 2020 at 11:00 am Eastern Daylight Time (5:00 p.m. Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	The related tax, non-controlling interests and redeemable non-controlling interest effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions; and

●	Acquisition-related costs;

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Noam Amir
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
	Unaudited		Unaudited
Revenues	$90,927	$72,293	$325,630	$284,375
Cost of revenues	63,059	50,203	223,501	195,557
Gross profit	27,868	22,090	102,129	88,818
Research and development, net	1,962	1,297	8,239	5,696
Selling, marketing and general and administrative expenses	17,176	12,353	60,238	51,424
Total operating costs and expenses	19,138	13,650	68,477	57,120
Operating income	8,730	8,440	33,652	31,698
Financial income (expenses), net	(352)	(12)	(1,180)	149
Income before taxes on income	8,378	8,428	32,472	31,847
Taxes on income	1,977	2,186	6,874	7,071
Net income	$6,401	$6,242	$25,598	$24,776
Net income attributable to redeemable non-controlling interests	(54)	(1,378)	(3,111)	(3,383)
Net income attributable to non-controlling interests	(1,226)	(324)	(2,221)	(1,510)
Net income attributable to Magic’s shareholders	$5,121	$4,540	$20,266	$19,883

Net earnings (loss) per share attributable to Magic’s shareholders :
Net Income attributable to Magic Shareholder’s	5,121	4,540	20,266	19,883
Accretion of redeemable non-controlling interests	(6,441)	(1,489)	(7,441)	(1,724)
Net Income (loss) attributable to Magic Shareholder’s after accretion of redeemable non-controlling interests	$(1,320)	$3,051	$12,825	$18,159

Weighted average number of shares used in computing net earnings per share

Basic	48,921	48,841	48,896	46,665
		.
Diluted	49,021	48,961	48,994	46,797

Basic and diluted earnings (loss) per share attributable to Magic’s shareholders	$(0.03)	$0.06	$0.26	$0.39

Basic excluding the impact of accretion of redeemable non-controlling interest	$0.11	$0.09	$0.41	$0.43

Diluted excluding the impact of accretion of redeemable non-controlling interest	$0.10	$0.09	$0.41	$0.43

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Year ended
	December 31,				December 31,
	2019		2018		2019		2018
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$90,927	100%	$72,293	100%	$325,630	100%	$284,375	100%
Gross profit	29,394	32.3%	23,437	32.4%	107,886	33.1%	94,391	33.2%
Operating income	11,437	12.6%	10,020	13.9%	43,945	13.5%	39,514	13.9%
Net income attributable to Magic’s shareholders	6,331	7.0%	5,773	8.0%	28,153	8.6%	25,714	9.0%

Basic earnings per share	$0.13		$0.12		$0.58		$0.55
Diluted earnings per share	$0.13		$0.12		$0.58		$0.55

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
	Unaudited		Unaudited

GAAP gross profit	$27,868	$22,090	$102,129	$88,818
Amortization of capitalized software and acquired technology	1,293	1,212	4,972	5,046
Amortization of other intangible assets	233	135	785	525
Stock-based compensation	-	-	-	2
Non-GAAP gross profit	$29,394	$23,437	$107,886	$94,391

GAAP operating income	$8,730	$8,440	$33,652	$31,698
Gross profit adjustments	1,526	1,347	5,757	5,573
Amortization of other intangible assets	2,129	1,380	6,988	5,754
Change in valuation of contingent consideration related to acquisitions	-	(177)	255	(37)
Capitalization of software development	(955)	(964)	(4,083)	(3,666)
Acquisition-related costs	7	-	1,301	-
Stock-based compensation	-	(6)	75	192
Non-GAAP operating income	$11,437	$10,020	$43,945	$39,514

GAAP net income attributable to Magic’s shareholders	$5,121	$4,540	$20,266	$19,883
Operating income adjustments	2,707	1,580	10,293	7,816
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(540)	(440)	(1,268)	(1,513)
Deferred taxes on the above items	(957)	93	(1,138)	(472)
Non-GAAP net income attributable to Magic’s shareholders	$6,331	$5,773	$28,153	$25,714

Non-GAAP basic net earnings per share	$0.13	$0.12	$0.58	$0.55
Weighted average number of shares used in computing basic net earnings per share	48,921	48,841	48,896	46,665

Non-GAAP diluted net earnings per share	$0.13	$0.12	$0.58	$0.55
Weighted average number of shares used in computing diluted net earnings per share	49,021	48,961	48,990	46,800

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2019	2018
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$81,915	$87,126
Short-term bank deposits	6,996	16,881
Marketable securities	6,600	9,913
Trade receivables, net	96,694	90,274
Other accounts receivable and prepaid expenses	12,845	7,029
Total current assets	205,050	211,223

LONG-TERM RECEIVABLES:
Severance pay fund	4,013	3,284
Deferred tax assets	2,188	1,858
Operating lease right-of-use assets	14,956	-
Other long-term receivables	3,587	4,727
Other long-term deposits	2,285	1,636
Total long-term receivables	27,029	11,505

PROPERTY AND EQUIPMENT, NET	3,649	3,072
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	171,747	136,485

TOTAL ASSETS	$407,475	$362,285

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$7,079	$8,661
Trade payables	10,990	14,036
Accrued expenses and other accounts payable	32,619	24,458
Current maturities of operating lease liabilities	3,833	0
Liabilities due to acquisition activities	3,638	910
Deferred revenues and customer advances	8,724	4,857
Total current liabilities	66,883	52,922

NON-CURRENT LIABILITIES:
Long-term debt	15,540	19,388
Deferred tax liability	11,512	10,343
Long-term operating lease liabilities	11,119	0
Long-term liabilities due to acquisition activities	11,039	94
Accrued severance pay	4,770	3,934
Total non-current liabilities	53,980	33,759

REDEEMABLE NON-CONTROLLING INTERESTS	21,915	27,235

EQUITY:
Magic Software Enterprises equity	247,838	243,956
Non-controlling interests	16,859	4,413
Total equity	264,697	248,369

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$407,475	$362,285

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the Year ended December 31,
	2019	2018
	Unaudited

Cash flows from operating activities:

Net income	$25,598	$24,776
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,025	12,564
Stock-based compensation	75	194
Amortization of marketable securities premium and accretion of discount	117	189
Decrease (increase) in trade receivables, net	6,549	(11,367)
Decrease (increase) in other long-term and short-term accounts receivable and prepaid expenses	9,594	(4,364)
Increase (decrease) in trade payables	(5,273)	2,203
Change in exchange rate of loans	1,895	(2,099)
Decrease (Increase) in accrued expenses and other accounts payable	(7,673)	1,802
Increase (decrease) in deferred revenues	2,934	(374)
Change in deferred taxes, net	(1,893)	526
Net cash provided by operating activities	45,948	24,050

Cash flows from investing activities:

Capitalized software development costs	(4,143)	(3,666)
Purchase of property and equipment	(1,379)	(863)
Cash paid in conjunction with acquisitions, net of acquired cash	(22,603)	(1,218)
Proceeds from maturity and sale of marketable securities	3,356	4,000
(Proceeds) Investment in marketable securities and short-term bank deposits	10,043	(16,875)
Investment in long-term bank deposits	(714)	(932)
Net cash used in investing activities	(15,440)	(19,554)

Cash flows from financing activities:

Proceeds from exercise of options by employees	69	311
Issuance of ordinary shares, net	104	34,569
Dividend paid	(14,963)	(13,543)
Dividend paid to non-controlling interests	(457)	(69)
Dividend paid to redeemable non-controlling interests	(3,395)	(2,671)
Short-term credit, net		(437)
Purchase of redeemable non-controlling interest	(5,592)	-
Cash paid in conjunction with acquisitions, net of acquired cash		(3,126)
Short term and long-term loans received	878	26
Repayment of short-term and long-term loans	(13,624)	(6,634)
Net cash provided by (used in) financing activities	(36,980)	8,426

Effect of exchange rate changes on cash and cash equivalents	1,261	(1,872)

Change in cash and cash equivalents	(5,211)	11,050
Cash and cash equivalents at the beginning of the period	87,126	76,076
Cash and cash equivalents at end of the period	$81,915	$87,126